Exhibit 99.8

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

DATED: MARCH 7, 2017

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	3

Company Overview	5

Vision	5

Full Year 2016 Financial Highlights and Accomplishments	5

Fourth Quarter 2016 Financial Highlights and Accomplishments	6

Fourth Quarter and Full Year 2016 Business Highlights	7

Outlook	8

Financial Performance Review	8

Liquidity and Capital Resources	26

Risk Management	29

Reconciliation of Non-IFRS Financial Measures	30

Critical Accounting Policies and Estimates	34

Controls and Procedures	37

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 7, 2017 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the quarter and Twelve months ended December 31, 2016 compared with corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2016 and 2015. The financial information presented in this MD&A is derived from our annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade-marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements and annual information form can be found on SEDAR at www.sedar.com and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS financial measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including gross loans receivable (short-term and long-term), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), charge-off rate, average revenue per member, and cash provided by (used in) operating activities before investment in loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Reconciliation of Non-IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), delinquencies ratios, anticipated cash needs and the need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 7, 2017 for the year ended December 31, 2016 available at www.sedar.com., which risk factors are incorporated herein by reference, including but not limited to risks related to: our limited operating history in an evolving industry; our recent, rapid growth; our history of losses; our efforts to expand our market reach and product portfolio; changes in the regulatory environment or in the way regulations are interpreted; privacy considerations; economic conditions; material changes to the interest rate charged to our members and paid to our lenders; disruptions in the credit markets; an increase in member default rates; our negative operating cash flow; our ability to access additional capital through issuances of equity and debt securities; the concentration of our debt funding sources and our ability to access additional capital from those sources; the financial covenants under our credit facilities; security breaches of members’ confidential information; our ability to collect payment on our loans and maintain accurate accounts; a decline in demand for our products; our products achieving sufficient market acceptance; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software and attacks or security breaches; the reliability of our credit scoring model; access to reliable third-party data; our risk management efforts; our levels of indebtedness; the adequacy of our allowance for loan losses; exchange rate fluctuations; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third-party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; risks related to litigation; and earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism. Although the forward-looking statements contained in this MD&A are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events.

An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

This MD&A may contain Future Oriented Financial Information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by our management to provide an outlook of our activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements”. The actual results of our operations and the resulting financial results may vary from the amounts set forth herein, and such variation may be material. Our management believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments.

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Management’s Discussion and Analysis

Company Overview

Mogo is a Vancouver-based financial technology company, focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. The MogoAccount takes a mobile-first approach with sign-up in under three minutes. With more than 350,000 members as of January 2017 and growing, Mogo is leading the shift to digital banking in Canada. We offer four innovative products:

•	Free credit score monitoring;

•	A unique mortgage experience (“MogoMortgage”);

•	Digital spending account (the “Mogo Spending Account”), accessible through a free Mogo Platinum Prepaid Visa® Card (the “MogoCard”); and

•	Personal loans up to $35k with a unique Level Up program.

Vision

Our vision is to build the leading digital banking experience in Canada and become the new face of banking for millions of Canadians. By leveraging technology and design, we are building products that are making it easier for consumers to get in control of their financial health. With a free account that only takes 3 minutes to open from any device, we are making it simple for Canadians to add Mogo’s products to their financial wallet and gain value and utility they’re not getting from their banks. Mogo’s goal is to continue to build trust and win more of the consumer’s financial wallet as we continue to expand the products and services we offer through our digital account.

Full Year 2016 Financial Highlights and Accomplishments

•	Revenue for the year 2016 was $49.9 million, a 14.6% increase as compared to last year. Within this, loan interest and other revenue increased 82.1% to $23.9 million compared to $13.1 million during 2015, driven by the success of the shift from short-term loan products to installment loans and line of credit products.

•	Gross profit grew 13.2% to $30.7 million (61.6% of revenue) from $27.1 million (62.3% of revenue) during 2015. Gross profit is driven by both revenue growth and changes in the cost of revenue. Gross profit for the year ended December 31, 2016 was mainly driven by an increase in revenue by 14.6% as compared to previous year.

•	The Company achieved positive adjusted EBITDA(1) of $0.1 million during the year. This represents the Company’s first yearly positive adjusted EBITDA(1) since its initial public offering (“IPO”) in 2015. This improvement was driven by continued benefits of increased scale as well as increased operating efficiencies, including a 37.7% decrease in marketing expenses, compared to 2015.

•	Net cash flow from operating activities before investment in gross loans receivable had positive cash inflow of $4.4 million during 2016, compared to $0.1 million during 2015. An increase of $4.3 million in the Company’s positive cash inflow, mainly due to a reduction in the Company’s net loss from $21.4 million to $17.1 million during 2016.

•	The Company reduced its total use of cash by more than 68.7% to $13.1 million in 2016, down from $41.9 million in 2015 (excluding the cash inflow of $50 million from the Company’s IPO in 2015). This is partially due to a strategic slowing of loan growth to focus on new product development. At December 31, 2016, the Company had $18.6 million in cash and cash equivalents.

•	Gross loans receivable were $69.2 million as at December 31, 2016, representing a 1.3% increase compared to $68.3 million as at December 31, 2015. Within this, gross loans receivable – long-term(1) represented 82.6% of the total gross loans receivable, compared to 74.8% of the total gross loans receivable as at December 31, 2015. This was driven by the Company’s continued focus on growing its long-term loan products.

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Management’s Discussion and Analysis

•	Net loss for the year 2016 was $17.1 million, a 19.9% improvement as compared to the net loss of $21.3 million in 2015. The decrease of $4.2 million in net loss is due to an increase in the Company’s revenue and prudent management of expenses resulting in a decrease of expenses by $3.3 million in 2016.

($000s, except percentages and per share amounts)

	Years Ended December 31,			Percentage change 2016	Percentage change 2015
	2016	2015	2014	vs 2015	vs 2014
Income Statement Highlights
Revenue	$49,870	$43,532	$23,400	15%	86%
Cost of revenue	19,161	16,406	8,575	17%	91%
Gross profit	30,709	27,126	14,825	13%	83%
Operating expenses	34,403	37,699	19,298	(9)%	95%
Income (loss) from operations	(3,694)	(10,573)	(4,473)	(65)%	136%
Net loss after tax	(17,092)	(21,351)	(13,073)	(20)%	63%

Per Share Highlights
Income (loss) from operations per common share	(0.20)	(0.81)	(0.58)	(75)%	38%
(Basic and fully diluted)
Net loss per common share	(0.94)	(1.63)	(1.70)	(42)%	(4)%
(Basic and fully diluted)

($000s, except percentages and per share amounts)

	Years Ended December 31,			Percentage change 2016	Percentage change 2015
	2016	2015	2014	vs 2015	vs 2014
Balance Sheet Highlights
Cash and cash equivalents	$18,624	$31,724	$23,599	(41)%	34%
Gross loans receivable	69,186	68,335	22,262	1%	207%
Total assets	99,027	107,342	49,410	(8)%	117%
Credit facility	45,943	40,384	12,819	14%	215%
Debentures	40,092	40,326	39,185	(1)%	3%
Total liabilities	93,325	87,317	55,630	7%	57%
Shareholders’ equity (deficit)	5,702	20,026	(6,220)	(72)%	n/a

Fourth Quarter 2016 Financial Highlights and Accomplishments

•	Revenue for the fourth quarter of 2016 was $11.8 million, a 5.4% decrease from the same period last year, primarily due to a 26.7% decline in loan fees, reflecting the Company’s intentional shift away from short-term loan products. This decrease was partially offset by 28.2% growth in loan interest to $4.1 million from $3.2 million in the fourth quarter of 2015, driven by the success of the Company’s range of installment loan products and 28.4% growth in other revenue to $2.1 million from $1.6 million in the fourth quarter of 2015. The growth in other revenue represents ancillary revenue driven by the increase in gross loans receivable such as loan protection fees and insurance revenue.

•	Gross profit decreased marginally to $7.77 million from $7.80 million in the fourth quarter of 2015, but the gross profit margin increased 3.3% to 65.7% of revenue, representing the highest level of gross profit margin since the Company’s IPO in 2015. The improvement in gross profit margin was driven mainly by a decrease in expenses.

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Management’s Discussion and Analysis

•	Achieved positive adjusted EBITDA(1) of $1.1 million in the fourth quarter of 2016, representing a 172.6% improvement in adjusted EBITDA(1) compared to the fourth quarter of 2015 and a 104.4% improvement compared to third quarter of 2016. This is the second consecutive quarter of positive adjusted EBITDA, and fifth consecutive improvement in quarterly adjusted EBITDA.

•	Net loss for the quarter was $3.2 million, a 42.3% improvement as compared to the net loss of $5.6 million during fourth quarter of 2015. The decrease of $2.4 million in net loss is mainly due to a decrease in expenses by approximately the same amount.

($000s, except percentages and per share amounts)

	Quarters ended December 31,			Percentage change 2016	Percentage change 2015
	2016	2015	2014	vs 2015	vs 2014
Income Statement Highlights
Revenue	$11,827	$12,509	$8,446	(5)%	48%
Cost of revenue	4,061	4,704	3,105	(14)%	51%
Gross profit	7,766	7,806	5,341	(1)%	46%
Operating expenses	7,859	10,453	5,538	(25)%	89%
Loss from operations	(93)	(2,648)	(197)	(96)%	1244%
Net loss after tax	(3,227)	(5,596)	(2,609)	(42)%	114%
Per Share Highlights
Loss from operations per common share	(0.01)	(0.20)	(0.01)	(97)%	2256%
(Basic and fully diluted)
Net loss per common share	(0.18)	(0.43)	(0.34)	(59)%	275%
(Basic and fully diluted)

Fourth Quarter and Full Year 2016 Business Highlights

•	The Company added approximately 56,000 new members in the fourth quarter and 162,000 during the full year of 2016. We had approximately 348,000 members as at December 31, 2016, an 87% increase compared to approximately 186,000 as at December 31, 2015.

•	Launched Mogo’s new digital platform including the MogoAccount and iOS app enabling Mogo to continue to build Canada’s leading digital banking experience.

•	Launched free monthly credit score monitoring.

•	Beta launched MogoMortgage, Canada’s first digital mortgage solution, in preparation for the official product launch in January 2017.

•	Beta launched the digital Mogo Spending Account with Platinum Prepaid Visa Card in preparation for the full product launch in February 2017.

•	Announced $50 million strategic marketing collaboration agreement with Postmedia.

•	Opened the MogoLounge, Canada’s first financial lounge in Toronto’s Queen West neighbourhood.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Outlook

We are well positioned to benefit from the rollout of our new fee-based products along with the planned resumption of growth in our loan portfolio. We expect that the combination of these factors will enable us to deliver accelerating revenue growth and improved EBITDA performance in the second half of the year.

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: Mogo Members, average revenue per member(1), gross loans receivable (short-term and long-term)(1), revenue, gross profit, contribution(1), contribution margin(1), adjusted EBITDA(1), funding interest expense, adjusted net income (loss)(1) and charge-off rate(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and ARPM)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	change	2016	2015	change
IFRS Measures
Revenue	$11,827	$12,509	(5)%	$49,870	$43,532	15%
Gross Profit	7,766	7,806	(1)%	30,709	27,126	13%
Funding interest expense	1,593	1,222	30%	6,120	3,468	76%

Non-IFRS Financial Measures
Contribution(1)	4,430	4,171	6%	17,358	14,879	17%
Contribution margin(1)	38%	33%	-	35%	34%	-
Adjusted EBITDA(1)	1,059	(1,459)	n/a	95	(7,703)	n/a
Adjusted net loss (1)	(2,830)	(4,818)	(41)%	(14,826)	(19,123)	(22)%
Charge-off rate (1)	21%	19%	-	22%	23%	-
Average revenue per member (ARPM in $)(1)	37	73	(49)%	187	332	(44)%

($000s, except percentages and members)

	As at
	December 31, 2016	December 31, 2015	Percentage Change
Non-IFRS Financial Measures
Mogo Members ('000)	348	186	87%
Gross loans receivable – short-term(1)	$12,026	$17,224	(30)%
Gross loans receivable – long-term(1)	57,160	51,111	12%
Gross loans receivable	69,186	68,335	1%

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Management’s Discussion and Analysis

Mogo Members

Mogo Members is not a financial measure. Mogo Members refers to the number of individuals who have signed up for one or more of our products and services including: consumer loans, prepaid visa card, mortgage, free credit score with free monthly credit score monitoring, unique content, or events. We no longer consider an individual to be a Mogo Member if they have not used or engaged with any of our products or services in the last 12 months. Customers are Mogo Members who have accessed one of our loan products, the MogoCard, or the MogoMortgage. Management believes that the size of our Mogo Member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo Members will continue to grow over time.

Average Revenue per Member

Average revenue per member (ARPM) is a non-IFRS financial measure that we calculate as our total revenue during a period divided by the average number of Mogo Members in that period. We believe the ARPM is one of the key drivers of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base. For a reconciliation of ARPM to revenue see “Reconciliation of Non-IFRS Financial Measures.”

Gross Loans Receivable

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a key element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our longer-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer-term revenue stream as these loans remain outstanding longer. Gross loans receivable represents the total dollar amount of principal and fees owing to us by our customers at the end of the period before any provision for potential future charge-offs. Growth in gross loans receivable is driven by several factors including an increased number of customers and increase in average loan amount. We segregate gross loans receivable between gross loans receivable – short-term and gross loans receivable – long-term.

Gross loans receivable (short-term and long-term) are non-IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable – short-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of less than one year, which we refer to as “short-term loan products”. We use the term “gross loans receivable – long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We consider it important to highlight our increased focus on growing our long-term loan portfolio as we execute on our strategy of being a full credit spectrum lender with a loan portfolio that is longer-term in nature. Recent legislative changes impacting certain short-term loans, including the reduction of maximum allowable fees, have been implemented in Alberta, British Columbia and Ontario. Further amendments are being contemplated in Ontario and we are considering the potential impact of these changes, if any, while we continue the emphasis on growing our long-term portfolio and our new fee-based products. For a reconciliation of gross loans receivable (short-term and long-term) to gross loans receivable see “Reconciliation of Non-IFRS Financial Measures.”

Revenue

Revenue is an IFRS measure. Our revenue is based on the loan products and services we offer and includes interest on loans outstanding, fees related to loan originations and other revenue. Other revenue is comprised of loan protection fees, nonsufficient funds fees, fees related to our Mogocard, fees related to our MogoMortgage and other fees or charges permitted by applicable laws and pursuant to the agreements with our customers.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Gross Profit

Gross profit is an IFRS measure that we calculate as total revenue less our provision for loan losses, net of recoveries and transaction costs incurred during the period.

Factors that could affect gross profit include changes in i) our revenue growth and revenue mix; ii) expected loan losses; iii) our transaction related expenses; and iv) the overall economic environment.

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as revenue, less transaction expenses, bad debt expense, funding interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends. We measure contribution as a way to evaluate the core profitability of our product revenue which accounts for the direct expenses related to this revenue including transaction expenses, loan loss provisions, funding interest expense and customer service and operations expenses. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Contribution and contribution margin have varied from period to period and have generally increased over time. Factors that affect our contribution and contribution margin include revenue mix, transaction and bad debt expenses, origination and servicing expenses.

For a reconciliation of net income (loss) before income taxes to contribution see “Reconciliation of Non-IFRS Financial Measures.”

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock-based compensation expense, non-recurring non-operating expenses, funding interest expense, corporate interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that EBITDA includes additional operating costs, such as general and administration expenses and marketing, but excludes funding interest costs. For a reconciliation of net income (loss) before income taxes to adjusted EBITDA see “Reconciliation of Non-IFRS Financial Measures.”

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as the net income (loss) before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock based compensation and non-recurring non-operating expenses. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjust net income (loss) includes depreciation and amortization, funding interest expense and corporate interest expense so is a more complete picture of the company’s overall performance. For a reconciliation of net income (loss) before income taxes to adjusted net income (loss) see “Reconciliation of Non-IFRS Financial Measures.”

Funding Interest Expense

Funding interest expense is an IFRS measure representing interest expense related to funding gross loans receivable. The Company’s funding interest expense incurred in the reporting period is associated with the Company’s two credit facilities: the Credit Facility - ST, which was made available to the Company pursuant to certain revolving credit and guarantee agreements (the “Credit Facility - ST Agreements”) , and the Credit Facility - Liquid, which relates to the Company’s installment loan products and is available to the Company pursuant to certain revolving credit and guarantee agreements (the “Liquid Credit Agreements” and together with the Credit Facility - ST Agreements, the “Credit Facility Agreements”).

For more information regarding the Credit Facility - Liquid and the Credit Facility - ST (together, the “Credit Facilities”), see “Key Balance Sheet Items – Credit Facilities” and “Liquidity and Capital Resources” below.

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Management’s Discussion and Analysis

Funding interest expense is a key measure for the management to evaluate the cost of funding for the loan portfolio.

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio. For a reconciliation of provision rate see “Reconciliation of Non-IFRS Financial Measures.”

Results of Operations

The following table sets forth a summary of our results of operations for the quarters and years ended December 31, 2016 and 2015:

($000s, except per share amounts)

	Quarters ended December 31		Years ended December 31
	2016	2015	2016	2015
Revenue	$11,827	$12,509	$49,870	$43,532
Cost of revenue	4,061	4,704	19,161	16,406
Gross profit	7,766	7,806	30,709	27,126
Technology and development expenses	2,477	2,224	10,114	7,596
Customer service and operations expenses	1,743	2,413	7,230	8,779
Marketing expenses	1,257	2,578	6,724	10,792
General and administration expenses	2,382	3,238	10,335	10,532
Operating expenses	7,859	10,453	34,403	37,699
Income (loss) from operations	(93)	(2,648)	(3,694)	(10,573)
Funding interest expense	1,593	1,222	6,120	3,468
Corporate interest expense	1,555	1,576	6,260	6,259
Unrealized foreign exchange loss	152	250	(217)	1,143
Unrealized gain on derivative liability	8	(106)	(90)	(106)
Store closure and related expenses	-	-	1,506	-
Other financing (income) expenses	(174)	7	(182)	12
Income taxes	-	-	-	2
Net loss after tax	(3,227)	(5,596)	17,092	(21,351)
Adjusted EBITDA(1)	1,059	(1,459)	95	(7,703)
Adjusted net income (loss) (1)	(2,830)	4,818	(14,826)	(19,123)
Net loss per share (Basic and fully diluted)	(0.18)	(0.43)	(0.94)	(1.63)

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”.

11 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Revenue

The following table displays the revenue for the quarters and years ended December 31, 2016 and 2015:

($000s, except percentages)

	Quarter ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Loan fees	$5,636	$7,684	(27)%	$25,943	$30,391	(15)%
Loan interest	4,105	3,201	28%	15,593	8,064	93%
Other revenue	2,085	1,624	28%	8,334	5,077	64%
Revenue	11,827	12,509	(5)%	49,870	43,532	15%

Revenue for the quarter ended December 31, 2016 decreased by 5.4% or $0.7 million to $11.8 million compared to $12.5 million for the quarter ended December 31, 2015. Revenue for the year ended December 31, 2016 increased by 14.6% or $6.4 million to $49.9 million compared to $43.5 million for the year ended December 31, 2015.

Loan fees for the quarter ended December 31, 2016 decreased by 26.7% or $2 million to $5.6 million compared to $7.7 million for the fourth quarter of 2015. Loan fees for year ended December 31, 2016 decreased by 14.6% or $4.5 million to $25.9 million compared to $30.4 million for the year ended December 31, 2015. The decrease was driven by the Company’s intentional shift away from short-term loan products in favour of its long-term installment loan and line of credit products.

Loan interest for the quarter ended December 31, 2016 increased by 28.2% or $0.9 million to $4.1 million compared to $3.2 million for the quarter ended December 31, 2015. Loan interest for the year ended December 31, 2016 increased by 93.4% or $7.6 million to $15.6 million compared to $8.0 million for the year ended December 31, 2015. The increase in loan interest was driven by the continued increase in the Company’s installment loan and credit line products and corresponding growth in long-term gross loans receivable outstanding.

Other revenue for the quarter ended December 31, 2016 increased by 28.4% or $0.4 million to $2.0 million compared to $1.6 million for the fourth quarter of 2015. Other revenue for the year ended December 31, 2016 increased by 64.2% or $3.2 million to $8.3 million compared to $5.1 million for the year ended December 31, 2015. The growth in other revenue represents ancillary revenue such as loan protection fees and insurance revenue, driven by the increase in gross loans receivable.

Cost of revenue

The following table displays the cost of revenue for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Provision for loan losses, net of recoveries	$3,230	$3,879	(17)%	$15,683	$13,680	15%
Transaction costs	831	825	1%	3,478	2,726	28%
Cost of revenue	4,061	4,704	(14)%	19,161	16,406	17%
As a percentage of revenue	34%	38%		38%	38%

12 | Page

Management’s Discussion and Analysis

The cost of revenue for the quarter ended December 31, 2016 decreased by 13.7% or $0.7 million, to $4 million from $4.7 million for the fourth quarter of 2015. This decrease in cost of revenue during the fourth quarter was mainly due to reduction in our loan loss provision. Cost of revenue for year ended December 31, 2016 increased by 16.8% or $2.7 million to $19.1 million compared to $16.4 million for the year ended December 31, 2015 The increase in cost of revenue during the year was attributable to increased provision for loan losses, net of recoveries and transaction costs – both of which were driven by overall growth in the loan portfolio. The cost of revenue as a percentage of revenue decreased from 37.6% for the quarter ended December 31, 2015 to 34.3% for the fourth quarter in 2016 and changed marginally from 37.7% for year ended 2015 to 38.4% for year ended December 31, 2016.

Reflecting the Company’s continued strong underwriting performance, provision for loan losses as a percentage of revenue was 27.3% for the quarter ended December 31, 2016, compared to 31.0% for the fourth quarter of 2015 and remains the same at 31.4% for years ended December 31, 2015 and 2016.

Transaction costs are a variable cost incurred with third-party vendors and are a function of loan originations and other transaction-related activities. Components include payment processing and banking fees, underwriting and credit scoring, and costs of the Company’s loan protection program. Transaction costs remains the same at 7.0% as a percentage of revenue for the quarters ended December 2016 and 2015 and for the year ended December 31 2016 increased to 7.0% from 6.3% during the fourth quarter of 2015.

Gross Profit

The following table provides the gross profit for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Gross profit	$7,766	$7,806	(1)%	$30,709	$27,126	13%
Gross profit %	66%	62%		62%	62%

Gross profit for the quarter ended December 31, 2016 was $7.76 million compared to $7.8 million for the fourth quarter of 2015, a marginal decrease of $0.04 million or 0.5% as a result of decrease in revenue due to lower gross loans receivable during the period. Gross profit as a percentage of revenue increased to 65.7% in the quarter ended December 31 2016 from 62.4% for the same quarter of 2015. This is primarily due to the decrease in provision for loan losses, driven by strong underwriting performance.

Gross profit for the year ended December 31, 2016 was $30.7 million compared to $27.1 million for the fourth quarter of 2015, an increase of $3.6 million or 13.2%. Gross profit as a percentage of revenue decrease marginally by 0.6% from 62.3% in 2015 to 61.6% in 2016.

13 | Page

Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Technology and development expenses	$2,477	$2,224	11%	$10,114	$7,596	33%
As a percentage of revenue	21%	18%		20%	17%

Technology and development expenses in the quarter ended December 31, 2016 were $2.5 million, an increase of $0.3 million or 11.4% from the fourth quarter of 2015. Technology and development expenses for the year ended December 31, 2016 increased by 33.2% or $2.5 million to $10.1 million compared to $7.6 million for the year ended December 31, 2015

The quarterly and annual increase was primarily attributable to an increase in headcount and other technology related expenses as we increased the number of technology personnel to invest in the continued development of our fully digital financial services platform including further improvements to our customer experience, self-service capabilities and operational efficiencies as well as development of new products. Specific initiatives during the last quarter include: improvements to our short-term loan product and continuous investment in the development of our new Mogo Spending Account and MogoCard product, Android app, Liquid digital loan portal and new mortgage product. Moreover during the year the Company also managed to complete enhancements to its short-term loan product and MogoAccount and launched the iOS mobile app.

Technology and development headcount increased by 22 from 78 at December 31, 2015 to 100 at December 31, 2016. Technology and development expenses as a percentage of revenue grew from 17.8% during the quarter ended December 31, 2015 to 20.9% during the fourth quarter of 2016. This expense grew from 17.4% of revenue for the year ended December 31, 2015 to 20.3% for the 2016 financial year. Technology and development expenses included the stock compensation costs related to the technology team of $0.3 million. Excluding the stock compensation expenses, the net technology and development expenses for the year ended December 31, 2016 was $9.8 million, or 19.7% of revenue during the year.

The capitalization of technology and development expenses for the quarter ended December 31, 2016 was $1.4 million as compared to $1.6 million for the fourth quarter of 2015, a decrease of $0.2 million. Capitalization of technology and development expense for the year ended December 31, 2016 was $6.3 million compared to $4.4 million for the year ended December 31, 2015, an increase of $1.9 million. As the Company’s new products will be put into use, we are expecting a corresponding increase in our amortization cost. The significant spending on technology highlights the Company’s commitment to investing in its technology platform for future product and service improvements.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Customer Service and Operations expenses	$1,743	$2,413	(28)%	$7,230	$8,779	(18)%
As a percentage of revenue	15%	19%		14%	20%

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Management’s Discussion and Analysis

Customer service and operations (“CS&O”) expenses for the quarter ended December 31, 2016 decreased by $0.7 million or 27.8%, to $1.7 million from $2.4 million for the fourth quarter of 2015. CS&O expenses for the year ended December 31, 2016 decreased by 17.6% or $1.6 million to $7.2 million compared to $8.8 million for the year ended December 31, 2015. The decrease in CS&O expenses for the reported period was primarily attributable to lower personnel costs, despite growth in gross loan receivable during the period, as a result of continued improvement in operational efficiencies.

CS&O expenses as percentage of revenue decreased from 19.3% for the quarter ended December 31, 2015 to 14.7% for the fourth quarter of 2016 and decreased from 20.2% for the year ended December 31, 2015 to 14.5% for the 2016 fiscal year. This was primarily driven by process improvement driving operational efficiencies and cost savings as a result of store closures, such cost savings being partially offset by the increase in credit score costs. CS&O headcount decreased from 202 at December 31, 2015 to 113 at December 31, 2016. Management expects CS&O expenses will increase as a percentage of revenue as we move ahead with our new products including the Mogo Spending Account and MogoCard and MogoMortgage. This increase will be moderated somewhat by benefits from increased scale and the implementation of additional enhancements to our technology platform, including features that enable an even greater level of customer self-service.

Marketing Expenses

The following table provides the marketing expenses for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Marketing expenses	$1,257	$2,578	(51)%	$6,724	$10,792	(38)%
As a percentage of revenue	11%	21%		13%	25%

For the quarter ended December 31, 2016, marketing expenses were $1.3 million, a decrease of 51.2% or $1.3 million compared to the fourth quarter of 2015. Marketing expenses for the year ended December 31, 2016 decreased by 37.7% or $4.1 million to $6.7 million compared to $10.8 million for the year ended December 31, 2015. The decrease in marketing expenses was due mainly to cost savings resulting from the marketing collaboration agreement with Postmedia in January 2016.

Under the marketing collaboration with Postmedia, Mogo is able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. The agreement requires Mogo to pay Postmedia a performance-based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million subject to certain adjustments. Mogo also paid a set-up fee in the amount of $1.17 million and issued Postmedia a five-year warrant to acquire up to 1,196,120 common shares of Mogo for a subscription price of $1.2 million. The amounts included in marketing expenses related to the agreement with Postmedia, consisting of the performance–based revenue-share payments, amortization of set-up fee and amortization of fair value of warrants represented $0.6 million of the total marketing expenses for the quarter and $2.8 million for the year ended December 31, 2016.

Marketing expenses as a percentage of revenue decreased to 10.6% for the quarter ended December 31, 2016 compared to 20.6% for the fourth quarter of 2015 and decreased from 24.8% during the year ended December 31, 2015 to 13.5% in 2016. It is consistent with the Company’s strategy to leverage the Postmedia partnership for driving marketing and brand awareness. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia as well as investing additional resources in other third-party marketing channels which it believes will enhance to its overall marketing strategy.

15 | Page

Management’s Discussion and Analysis

General and Administration Expenses

The following table provides the general and administration expenses for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
General and administration expenses	$2,382	$3,238	(26)%	$10,335	$10,532	(2)%
As a percentage of revenue	20%	26%		21%	24%

General and administration expenses for the quarter ended December 31, 2016 were $2.4 million, a decrease of 26.4% or $0.9 million from the fourth quarter of 2015. General and administration expenses for the year ended December 31, 2016 decreased by 1.9% or $0.2 million to $10.3 million compared to $10.5 million for the year ended December 31, 2015. The decrease in general and administration expenses was primarily driven by process improvement driving operational efficiencies and costs savings as a result of stores closure in the first quarter of 2016.

As a percentage of revenues, general and administration expenses decreased from 25.9% for the quarter ended December 31, 2015 to 20.1% for the quarter ended December 31, 2016 and decreased from 24.2% for year ended December 2015 to 20.7% for the 2016 fiscal year. General and administration expenses include stock compensation costs related to administration personnel. Excluding stock compensation expenses, the net general and administration expenses in the quarter ended December 31, 2016 was $2.2 million, or 18.1% of revenue and $9.6 million, or 19.2% of revenue for the year ended December 31, 2016.

Funding Interest Expense

The following table provides a breakdown of funding interest expense for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Funding interest expense - Credit Facility-ST	$1,014	$792	28%	$3,852	$3,010	28%
Funding interest expense - Credit Facility-Liquid	579	429	35%	2,268	458	395%
Total funding interest expense	1,593	1,221	30%	6,120	3,468	76%
As a percentage of revenue	13%	10%		12%	8%

Funding interest expense is the funding cost (including interest expense, fees, and amortization of deferred financing costs) we incur in connection with the Credit Facilities which we use to fund our lending activities.

Funding interest expense for the quarter ended December 31, 2016 was $1.6 million, an increase of $0.4 million or 30.5% over the fourth quarter of 2015. Funding interest expense for the year ended December 31, 2016 increased by 76.5% or $2.6 million to $6.1 million compared to $3.5 million for the year ended December 31, 2015. Funding interest expense as a percentage of revenue increased to 13.5% for the quarter ended December 31, 2016 compared to 9.8% for the same periods of 2015. It increased from 8.0% during the year ended December 31, 2015 to 12.3% for the 2016 fiscal year due to increased usage of the Credit Facilities as a result of the growth of our gross loans receivable – long-term.

16 | Page

Management’s Discussion and Analysis

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Corporate interest expense	$1,555	$1,576	(1)%	$6,260	$6,259	0%
Unrealized foreign exchange (gain) loss	152	250	(39)%	(217)	1,143	n/a
Unrealized gain on derivative liability	8	(106)	n/a	(90)	(106)	(15)%
Store closure and related expenses	-	-	n/a	1,506	-	n/a
Other financing expense	(174)	7	n/a	(182)	12	n/a
Total other (income) expense	1,541	1,727	(11)%	7,277	7,308	(0)%
As a percentage of revenue	13%	14%		15%	17%

Corporate interest expense consists of interest expense incurred in respect of our outstanding debentures. The corporate interest expense for the quarter and for the year ended December 31, 2016 remained essentially at the same level as the 2015 fiscal year.

Effective March 8, 2016, the Company closed all eight legacy retail stores to align operations with Mogo’s strategic goal of building the leading digital financial brand in Canada. As a result of these closures, the Company incurred $326,044 in one-time cash costs. Of these costs, $283,690 was recorded in Q1 2016 and the remaining amount of $42,354 was recorded in Q2 2016. For non-cash closing costs, the Company recorded a liability associated with the terminated lease agreements in the amount of $966,941 and $213,208 of related property and equipment was written-off.

The unrealized gain or loss on foreign exchange, derivative liability, and other financing expense are immaterial for the quarter and year ended December 31, 2016.

The total other (income) expense as a percentage of revenue decreased slightly to 13% in the quarter ended December 31, 2016 from 13.8% in the same period 2015 and decreased from 16.8% during the year ended December 31, 2015 to 14.6% during the same period of 2016.

17 | Page

Management’s Discussion and Analysis

Net loss, Adjusted EBITDA, Adjusted net loss, Basic and fully diluted loss per share

The following table provides the summary of net loss, adjusted EBITDA, and loss per share for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s, except percentages)

	Quarters ended			Years ended
	December 31		Percentage	December 31		Percentage
	2016	2015	Change	2016	2015	Change
Net loss before tax	$(3,227)	$(5,596)	42%	$(17,092)	$(21,351)	20%
Adjusted EBITDA(1)	1,059	(1,459)	n/a	95	(7,703)	n/a
Adjusted net income (loss) (1)	(2,830)	(4,818)	(41)%	(14,826)	(19,123)	(22)%
Basic and fully diluted loss per share	(0.18)	(0.43)	59%	(0.94)	(1.63)	42%

Net loss for the quarter ended December 31, 2016 decreased to $3.2 million from $5.6 million for the fourth quarter of 2015 and decreased to $17.1 million for the year ended December 31, 2016 from $21.3 million for the 2015 fiscal year.

Adjusted EBITDA(1) was $1.1 million for the quarter ended December 31, 2016, an improvement of $2.5 million compared to the fourth quarter of 2015. It was $0.1 million for the year ended December 31, 2016, an improvement of 101.2% compared to the 2015 fiscal year. The adjusted net income (loss)(1) was $(2.8) million for the quarter ended December 31, 2016, improved by 41.3% from the fourth quarter of 2015 and was ($14.8) million for the year ended December 31, 2016 compared to $(19.1) million for the 2015 fiscal year, an improvement of 22.4%.

The Adjusted EBITDA(1) calculation for quarter and year ended December 31, 2016 excluded the amortization of warrant expenses and amortization of setup fees associated to the marketing collaboration agreement with Postmedia.

Key Balance Sheet Components

The following table provides the key balance sheet components:

($000s)

	As at
	December 31, 2016	December 31, 2015
Cash and cash equivalents	$18,624	$31,724
Net loans receivable	61,875	61,768
Total assets	99,027	107,342
Credit facilities	45,943	40,384
Debentures	40,092	40,326
Total liabilities	93,325	87,317

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”.

18 | Page

Management’s Discussion and Analysis

Loans Receivable

The following table provides a breakdown of loans receivable:

($000s)

	As at
	December 31, 2016	December 31, 2015
Gross loans receivable – short-term(1)	$12,026	$17,224
Gross loans receivable – long-term(1)	57,160	51,111
Gross loans receivable	69,186	68,335
Allowance for loan losses	(7,311)	(6,567)
Net loans receivable	61,875	61,768

Net loans receivable were $61.9 million as at December 31, 2016, an increase of $0.1 million compared to $61.8 million at December 31, 2015. During the year, we continued our focus on prudently growing our long-term loan portfolio while balancing this growth with continued investment in our technology platform and new products. Gross loans receivable as at December 31, 2016 was $69.2 million, an increase of $0.9 million compared to gross loans receivable as at December 31, 2015. Within this, gross loans receivable - long-term was approximately $57 million, an increase of $6 million or 11.8% compared to the balance as at December 31, 2015. Gross loans receivable – long-term represented 82.6% of the total gross loans receivable as at December 31, 2016, up from 74.8% as at December 31, 2015.

The following table provides the breakdown of loans receivable by geographic distribution:

($000s, except percentages)

	As at
	December 31, 2016				December 31, 2015
	AB	BC	ON	Total	AB	BC	ON	Total
Gross loans receivable	$10,065	$11,800	$47,321	$69,186	$11,647	$10,840	$45,848	$68,335
% of total gross loans receivables	15%	17%	68%	100%	17%	16%	67%	100%

Outstanding loans receivable originated in Ontario remains the major portion of our total gross loans receivable portfolio. The outstanding loans receivable originated in Alberta, as a percentage of total loans receivable decreased from 17.0% as at December 31, 2015 to 14.5% as at December 31, 2016, mainly offset by the increase in Ontario and British Columbia for the same periods reported.

The allowance for loan losses was $7.3 million at December 31, 2016, up from $6.6 million at December 31, 2015. The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses provides for future loan charge-offs that have not yet occurred within the portfolio of consumer loans receivable at the end of the year. The Company’s methodology for calculating the allowance for loan losses is described below.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”.

19 | Page

Management’s Discussion and Analysis

($000s)

	As at
	December 31, 2016	December 31, 2015
Allowance for loan losses, beginning of year	$6,567	$3,085
Provision for loan losses	16,988	14,510
Loans charged-off	(16,244)	(11,028)
Allowance for loan losses, end of year	7,311	6,567

An aging analysis of the loans receivable portfolio at the end of the period is as follows:

($000s, except percentages)

	As at
	December 30, 2016	% of Total	December 31, 2015	% of Total
Not past due	$61,648	89%	$60,073	88%
1 to 30 days past due	1,338	2%	2,032	3%
31 to 60 days past due	1,205	2%	1,598	2%
61 to 90 days past due	1,223	2%	1,139	2%
91 to 180 days past due	3,772	5%	3,493	5%
Gross loans receivable	69,186	100%	68,335	100%
Allowance for loan losses	(7,311)		(6,567)
Net loans receivable	61,875		61,768

The Company assesses its allowance for loan losses at each reporting date. In determining the allowance for estimated losses on its loans receivable portfolio, the Company applies a systematic methodology. Outstanding loans are divided into discrete groups of short-term loans and long-term loans, with long-term loans being further divided into line of credit accounts and installment loans, and are analyzed as current or delinquent. Increases in the provision for loan losses, net of recoveries are recorded as a “cost of revenue” in the consolidated statements of income.

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 180 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. Consumer loans classified as delinquent generally have an age of 1 to 179 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged to the allowance are credited to the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly. See “Caution Regarding Forward-Looking Statements”.

Credit Facilities

($000s)

	As at
	December 31, 2016	December 31, 2015
Credit Facility - ST	$25,145	$19,520
Credit Facility - Liquid	20,798	20,864
Total Credit Facility outstanding balance	45,943	40,384

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Management’s Discussion and Analysis

The Credit Facility - ST consists of a revolving loan up to a maximum of $30 million. The Credit Facility - ST can be expanded to $50 million with the consent of the lender. The amount drawn on the Credit Facility - ST as at December 31, 2016 was $25.3 million ($20 million at December 31, 2015) with unamortized deferred financing costs of $0.2 million as at December 31, 2016 ($0.5 million at December 31, 2015) netted against the amount owing.

The Credit Facility - Liquid consists of a term loan up to a maximum of $50 million. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2016 was $22.0 million (December 31, 2015 – $21.7 million) with unamortized deferred financing costs of $1.2 million (December 31, 2015 –$0.8 million) netted against the amount owing.

Both credit facilities are subject to certain covenants and events of default. During the year certain amendments have been made to the Credit Facility – ST and the Credit Facility – Liquid including:

•	June 2016 amendments to the Credit Facility - ST including an extension of the maturity date from February 24, 2017 to July 2, 2018, an increase in the funding rate for line of credit products and removal of the financial covenant requiring the Company achieve positive net income in Q1 2017 and each fiscal year thereafter.

•	December 2016 amendments to the Credit Facility – Liquid including an extension of the origination period until December 31, 2017 (the maturity date remains September 2020), an increase in the effective funding rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements.

Debentures

($000s)

	As at
	December 31, 2016	December 31, 2015
Debentures	$40,092	$40,326

We have subordinated debentures that were historically used to finance the operations of our business including much of our loans receivable. The debentures require interest-only payments bearing annual interest rates ranging between 12.0% and 18.2% (December 31, 2015 — 12.0% and 18.2%) with principal amounts maturing at various periods beginning March 1, 2017 and through to December 23, 2021.

The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – ST or July 2, 2018, being the maturity date of the Credit Facility – ST. In the event that the Credit Facility – ST is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $12,900,101 of the balance listed with a current repayment date in 2018 will be repaid in 2017 and $2,117,052 will be repaid in 2018 prior to July 2, 2018.

21 | Page

Management’s Discussion and Analysis

The following table sets out our debentures as of December 31, 2016:

	Balance as at
	December 31,2016	Maturity Dates	Annual Interest Rates
Series A	$20,346,474	From 07/02/2018 to 01/15/2020	15.0%
Series B	$1,893,040	From 07/02/2018 to 03/01/2020	From 14.0% to 14.5%
Series C	$400,001	From 07/02/2018 to 03/01/2019	13.0%
Series D	$50,000	07/02/2018	12.0%
Series E	$150,000	07/02/2018	From 15.0% to 18.0%
Series F	$450,000	07/02/2018	18.0%
Series AA	$3,450,400	From 11/08/2018 to 03/01/2019	16.0%
Series BB	$1,723,000	From 03/01/2019 to 03/01/2021	From 15.0% to 17.0%
Series CC	$7,923,051	From 07/02/2018 to 03/01/2019	From 15.0% to 18.2%
Series EE	$2,485,000	07/02/2018	15.0%
Series FF	$170,000	07/02/2018	14.0%
Series 1C	$1,046,067	06/17/2019	14.0%
Other	$5,000	07/02/2018	24.0%
	$40,092,033

Transactions with Related Parties

The significant related-party transactions that occurred in 2016 were transactions with debenture holders that incur interest. Interest incurred on related party debenture balances during the year totaled $0.4 million compared to $0.4 million incurred in 2015. Debenture balances include $2.6 million due to related parties, as at December 31, 2016 ($2.2 million as at December 31, 2015). The related parties involved in such transactions were (i) members of the family of Praveen Varshney, a director of the Company, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) members of the family of Gregory Feller, a director and officer of the Company, and entities which are directly or indirectly controlled by members of Mr. Feller’s family; and (iii) members of the family of David Feller, a director and officer of the Company and entities which are directly or indirectly controlled by members of his family. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Included in the loan receivable amount is $24,555 as of December 31, 2016 (December 31, 2015 – $35,000) due from a related party.

22 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except percentages, per share

amount and ARPM)

	2016				2015
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Income Statement Highlights
Revenue	$11,827	$12,612	$12,699	$12,732	$12,509	$11,552	$10,325	$9,145
Cost of revenue	4,061	5,011	5,168	4,921	4,704	4,331	3,924	3,448
Gross profit	7,766	7,601	7,532	7,811	7,806	7,221	6,402	5,697
Operating expenses	7,859	8,011	9,052	9,481	10,453	11,192	8,820	7,233
Loss from operations	(93)	(410)	(1,521)	(1,670)	(2,648)	(3,971)	(2,418)	(1,536)
Funding interest expense	1,593	1,589	1,499	1,439	1,222	821	800	626
Net loss before tax	(3,227)	(3,577)	(4,634)	(5,654)	(5,596)	(6,803)	(4,684)	(4,265)

Per Share Highlights
Net Loss per common share	(0.18)	(0.20)	(0.25)	(0.31)	(0.43)	(0.38)	(0.26)	(0.56)
(Basic and fully diluted)

Non-IFRS Financial Measures
Contribution(1)	4,430	4,236	4,367	4,327	4,171	4,006	3,477	3,225
Contribution margin(1)	38%	34%	34%	34%	33%	35%	34%	35%
Adjusted EBITDA(1)	1,059	518	(518)	(964)	(1,459)	(3,156)	(1,948)	(1,140)
Adjusted net loss (1)	(2,830)	(3,347)	(4,218)	(4,431)	(4,818)	(5,970)	(4,664)	(3,671)
Charge-off rate(1)	21%	23%	22%	19%	19%	23%	30%	34%
Average revenue per member(1)	37	49	59	65	73	82	93	105
(ARPM in $)

($000s)

	As at
	2016				2015
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Balance Sheet Highlights
Net loans receivable	$61,875	$63,187	$63,017	$62,698	$61,768	$48,305	$33,057	$25,402
Total Assets	99,027	103,523	104,459	107,620	107,342	100,620	95,548	49,538
Total Liabilities	93,325	94,894	92,516	91,472	87,317	75,633	64,182	58,749

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures”.

23 | Page

Management’s Discussion and Analysis

Significant Factors Affecting Results of Operations

Our results of operations are influenced by a variety of factors including revenue, cost of revenue, technology and development expenses, customer service and operations, marketing expenses, general and administration expenses, interest expense, foreign exchange rates and economic conditions.

Revenue

We recognize revenue based on the loan products we offer and pursuant to the terms of the agreements with our customers. For our short-term loan products, which generally have terms ranging from fourteen to thirty days, we recognize loan fees when assessed to the customer.

Our long-term loans fall into two categories: line of credit accounts and installment loans. For our line of credit product, we recognize interest over the reporting period based on the balance outstanding and the contractual interest rate, and recognize fees when assessed to the customer. For our installment loans, we recognize interest on an effective interest rate method basis over the term of the loan and recognize fees when assessed to the customer. The Company continues to focus on growing its long-term loan products, including its installment loans, and expects loan interest to represent an increasing percentage of total revenue. See “Caution Regarding Forward-Looking Statements”.

Other revenue includes loan protection fees, nonsufficient funds fees, fees related to our MogoCard and other fees or charges permitted by applicable laws and pursuant to the agreement with our customers. Unpaid and accrued interest and fees are included in “net loans receivable” in our consolidated statement of financial position.

Cost of Revenue

Cost of revenue consists of provision for loan losses, net of recoveries and transaction costs. Provision for loan losses, net of recoveries consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions. We expect our aggregate provision for loan losses, net of recoveries to decrease as a percentage of revenue as our loan portfolio continues to transition to be more long-term in nature. See “Caution Regarding Forward-Looking Statements”.

Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include such expenses as payment processing fees, credit scoring fees, loan system transaction fees, insurance commission expense and issuance costs and fees related to our MogoCard program.

Technology and Development Expenses

Technology and development expenses consist primarily of personnel and related costs of our development, business intelligence, product development and IT infrastructure employees. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, expenses related to the development of new products and technologies and maintenance of existing technology assets, amortization of capitalized software costs related to our technology platform and allocated overhead. The number of employees in the technology and development functions increased from 78 at December 31, 2015 to 100 at December 31, 2016. We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform and customer experience. See “Caution Regarding Forward-Looking Statements”.

Customer Service and Operations Expenses

Customer service and operations expenses consist primarily of salaries and personnel-related costs related to customer support and collections employees. Additional expenses include third-party expenses related to credit data sources, collections and allocated overhead.

24 | Page

Management’s Discussion and Analysis

The number of employees in processing and servicing functions decreased from 202 at December 31, 2015 to 113 at December 31, 2016 as a result of the store closures and operating efficiencies mentioned previously. We anticipate that our customer service and operations expense may rise over time in absolute dollars as we launch new products, moderated somewhat as we continue to enhance our technology platform and improve operational efficiencies. See “Caution Regarding

Forward-Looking Statements”.

Marketing Expenses

Marketing expenses consist of salaries and personnel-related costs of our marketing employees, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), revenue share payments to Postmedia, public relations, promotional event programs, corporate communications, and allocated overhead. The number of employees in our marketing functions decreased from 9 at December 31, 2015 to 5 at December 31, 2016. We transitioned some services to outside agencies to leverage specialized areas of expertise not available internally. We expect to increase the number of marketing professionals and increase our marketing activities in order to continue to expand our direct customer acquisition efforts and build our brand. See “Caution Regarding Forward-Looking Statements”.

General and Administration Expenses

General and administration expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, funding, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal, occupancy, other corporate expenses and travel. The number of employees in general and administration functions increased from 43 at December 31, 2015 to 48 at December 31, 2016, and we expect our general and administration expenses to increase in absolute dollars as we continue to expand our business. These expenses will include costs of regulatory reporting and requirements governing public companies, increased directors’ and officers’ liability insurance, increased accounting, legal and other professional services fees and an enhanced investor relations function. See “Caution Regarding Forward-Looking Statements”.

Interest Expense

Interest expense is comprised of funding interest and corporate interest. Funding interest expense costs consist of the interest expense related to the debts which we use to fund our on-balance sheet lending activities. Management expects funding costs to continue to increase in absolute dollars in the future as our loan portfolio grows. See “Caution Regarding Forward-Looking Statements”. Corporate interest expense consists of interest expense and amortization of deferred debt financing costs incurred on our subordinated debentures.

Changes in macroeconomic conditions may affect generally prevailing interest rates, and such effects may be amplified or reduced by other factors such as fiscal and monetary policies, economic conditions in other markets and other factors. Interest rates may also change for reasons unrelated to economic conditions. To the extent that interest rates rise, our funding costs may increase and the spread between our effective interest yield and our funding costs may narrow to the extent we cannot correspondingly increase the rates we charge our customers.

Foreign Exchange

Our presentation and functional currency is in Canadian (CAD) dollars. Our operations are based in Canada and we derive all of our revenue in CAD dollars.

Unrealized Foreign Exchange Loss

The Company recognized unrealized foreign exchange loss of $0.15 million for the quarter ended December 31, 2016 and unrealized foreign exchange gain of $0.22 million for the year ended December 31, 2016. Unrealized foreign exchange losses are associated with the translation of our $4.87 million in United States dollar denominated debentures.

25 | Page

Management’s Discussion and Analysis

Economic Conditions

Changes in the overall economy may impact our business in several ways, including demand for our products, credit performance and funding costs.

•	Demand for Our Products. In a strong economic climate, demand for our products may increase as consumer spending increases. In addition, more potential customers may meet our underwriting requirements to qualify for a loan. Traditional lenders may also approve loans for a higher percentage of our potential customers. In a weakening economic climate or recession, the opposite may occur.

•	Credit Performance. In a strong economic climate, our customers may experience improved cash flow and liquidity, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur. We factor economic conditions into our loan underwriting analysis and allowance for loan losses, but changes in economic conditions, particularly sudden changes, may affect our actual loan losses.

•	Loan Losses. Our underwriting process is designed to limit our loan losses to levels compatible with our business strategy and financial model. Our aggregate loan losses since 2012 have been consistent with our financial targets. Our overall loan losses are affected by a variety of factors, including external factors such as prevailing economic conditions and unusual events such as natural disasters, as well as internal factors such as the accuracy of our internal credit scoring process, the effectiveness of our underwriting process and the introduction of new products with which we have less experience to draw upon when forecasting their loss rates. Our loan losses may vary in the future.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015 and prior private placements of preferred shares and placements of debentures, credit facilities and cash from operating activities. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget.

To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market condition and support its long-term growth. In the near-term, management expects to extend or refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures discussed below when they become due and payable.

26 | Page

Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the quarters and years ended December 31, 2016 and December 31, 2015:

($000s)

	Quarters ended		Years
	December 31		December 31
	2016	2015	2016	2015
Cash provided by (used in) operating activities before investment in loans receivable	$1,104	$(17)	4,375	$134
Cash invested in loans receivable	(2,322)	(17,586)	(17,095)	(57,102)
Cash used in operating activities	(1,218)	(17,603)	(12,720)	(56,968)
Cash used in investing activities	(1,493)	(2,669)	(7,336)	(8,729)
Cash provided by financing activities	(763)	12,105	6,956	73,823
Net increase (decrease) in cash for the period	(3,474)	(8,167)	(13,100)	8,125

Cash provided by (used in) operating activities

Our operating activities have consisted primarily of funding our short-term and long-term loan originations, including payment of associated direct costs and receipt of associated fees, offset by customer repayments of these short-term and long-term loans.

Cash used in operating activities for the quarter ended and year ended December 31, 2016 was $(1.2) million and $(12.7) million respectively. Included in these amounts were net cash investments in loans receivable of $(2.3) million and $(17.1) million. If these net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash flow provided by operating activities would be $1.1 million and $4.4 million during the current quarter and year ended December 31, 2016. This is higher by $1.1 million than the quarter ended December 31, 2015 and $4.2 million higher compared to the year ended December 31, 2015.

Cash provided by (used in) investing activities

Our investing activities have consisted primarily of purchases of property, equipment of $0.1 million for the quarter ended December 31, 2016 compared to $1.0 million for the same period last year and $0.9 million for the year ended December 31, 2016 compared to $4.1 million for the same period last year, and software and capitalized software development costs of $1.42 million for the quarter ended December 31, 2016 compared to $1.6 million for the same period last year and $6.4 million for the year ended December 31, 2016 compared to $4.6 million for the same period last year. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, the increases in employee headcount and the development cycles of our internal-use technology.

For the quarter ended December 31, 2016 cash used for the purchase of property and equipment and investment in software was $1.5 million, a decrease $1.2 million for the same period of 2015 and for the year ended December 31, 2016 was $7.3 million, a decrease of $1.4 million for the same period of 2015. We expect to continue to invest in additional property and equipment and invest in additional internal-use software to support the growth in our customer base and the continued build out of our digital technology platform and new products.

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, convertible preferred shares, debentures and borrowings from the Credit Facilities.

27 | Page

Management’s Discussion and Analysis

Cash provided by financing activities for the quarter ended December 31, 2016 was $0.8 million, a decrease of $12.9 million compared to $12.1 million for the same period of 2015, and for the year ended December 31, 2016 was $6.9 million, a decrease of $66.9 million compared to $73.8 million for the same period of 2015. The cash generated from financing activities for the year period ending December 31, 2016 was lower than 2015 primarily due to proceeds from our IPO during Q2 2015.

Contractual Obligations

The following table illustrates the contractual obligations as at December 31, 2016, including commitments relating to leasing contracts:

($000s)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commitments
Estimated lease payments	$1,418	$2,311	$693	-
Accounts payable	5,594	-	-	-
Credit Facility - ST	-	25,319	-	-
Credit Facility - Liquid	-	-	22,017	-
Debentures	-	38,667	1,425	-
Total contractual obligations	7,012	66,297	24,135	-

The following table illustrates the contractual obligations as at December 31, 2015, including commitments relating to leasing contracts:

($000s)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commitments
Operating lease agreement	$1,535	$2,823	$1,820	-
Accounts payable	5,057	-	-	-
Credit Facility - ST	-	19,983	-	-
Credit facility - Liquid	-	-	21,652	-
Debentures	-	25,899	14,427	-
Total contractual obligations	6,592	48,705	37,899	-

28 | Page

Management’s Discussion and Analysis

Disclosure of Outstanding Shares

As of December 31, 2016, our authorized capital consists of an unlimited number of common shares with no stated par value. Changes in the number of common shares, options, restricted share units and deferred shares units outstanding are summarized as follows:

		Net issued		Net issued
	Number	(grants,	Number	(grants,	Number
	outstanding	repurchases,	outstanding at	repurchases,	outstanding
	at December	cancellations	December 31,	cancellations	at March 7,
Class of Security	31, 2015	and exercises)	2016	and exercises)	2017
Common Shares	18,162,432	117,778	18,280,210	18,748	18,298,958
Stock Options	1,505,909	796,427	2,302,336	100,000	2,402,336
Restricted Share Units	100,000	45,247	145,247	(18,748)	126,499
Common share purchase warrants	181,656	1,696,120	1,877,776	-	1,877,776

Our outstanding common shares increased by 117,778 shares during 2016 as a result of the exercise of stock options.

Our outstanding stock options increased by 796,427 during the year ended December 31, 2016 as a result of 1,127,035 options being granted less 117,778 options that were exercised and 212,830 options that were forfeited. Our outstanding restricted share units increased by 45,247 restricted share units during the year ended December 31, 2016 as a result of 73,374 restricted shares granted and 28,127 restricted share units having expired.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in our financial statements.

The Company acts as a lender and has little concentration of credit risk with any particular individual, company or other entity relating to these services, however the Company is subject to a higher level of credit risk due to the credit constrained nature of many of the Company’s customers and in circumstances in which they do not comply with The Company’s policies and procedures. The credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs ongoing credit evaluations, aging of loans receivable, payment history and allows for uncollectible amounts when determinable.

The credit risk decisions on the Company’s loans receivable are made in accordance with policies and procedures and are impacted by both the Company’s credit policies and the lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company evaluates the concentration of risk with respect to customer loans receivable as low, as its customers are located in several jurisdictions and operate independently. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

29 | Page

Management’s Discussion and Analysis

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company currently does not actively hedge foreign currency risk and transacts in foreign currencies on a spot basis. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars.

($000s)

	As at
	December 31, 2016	December 31, 2015
Cash	$65	$49
Debentures	4,870	5,095

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its Credit Facilities that bears interest that fluctuates with LIBOR. As at December 31 2016, LIBOR was 0.77% (December 31, 2015 – 0.43%). The Credit Facility - ST has a LIBOR floor of 2% and the Credit Facility - Liquid has a LIBOR floor of 1.5%. The minimal basis point change in LIBOR did not increase or decrease interest expense. The debentures have fixed rates of interest.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our annual information form dated March 7, 2017 for the year ended December 31, 2016 and elsewhere in this MD&A.

Reconciliation of Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Loan originations, gross loans receivable (short-term and long-term), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable and charge-off rate are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

30 | Page

Management’s Discussion and Analysis

We use non-IFRS financial measures, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation.

Gross loans receivable (short-term and long-term)

Gross loans receivable is an IFRS measure. Gross loans receivable represents the total amount of principal and fees outstanding to our customers at the end of the period before any provision for potential future charge-offs. We segregate gross loans receivable between loans receivable – short-term and gross loans receivable – long-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ or ‘non-current’ having maturities from the balance sheet date of 12 months or less and greater than 12 months, respectively For a complete explanation of these measures, see “Key Performance Indicators”.

The following table presents a reconciliation of gross loans receivable – short-term and gross loans receivable – long-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)

	As at
	December 31, 2016	December 31, 2015
Gross loans receivable – short-term	$12,026	$17,224
Gross loans receivable – long-term	57,160	51,111
Gross loans receivable	69,186	68,335

Contribution and Contribution Margin

The Company defines contribution as revenue less transaction expenses, bad debt expense, funding interest expense and customer service and operations expenses. Contribution margin is calculated by dividing contribution by total revenue.

31 | Page

Management’s Discussion and Analysis

The following table presents a reconciliation of contribution and contribution margin to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Quarters ended		Years ended
	December 31		December 31
	2016	2015	2016	2015
Loss before income taxes	$(3,227)	$(5,596)	$(17,092)	$(21,348)
Technology and development expenses	2,477	2,224	10,114	7,596
Marketing expenses	1,257	2,578	6,724	10,792
General and administration expenses	2,382	3,238	10,335	10,532
Corporate interest expense	1,555	1,576	6,260	6,259
One-time expenses	-	-	1,506	-
Other financing expenses	(174)	7	(182)	12
Unrealized foreign exchange loss	152	250	(217)	1,143
Unrealized loss (gain) on derivative liability	8	(106)	(90)	(106)
Contribution	4,430	4,171	17,358	14,879

Revenue	11,827	12,509	49,870	43,532
Contribution Margin	38%	33%	35%	34%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, funding interest expense, corporate interest expense, and unrealized gain or loss on financial instruments and foreign exchange.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)

	Quarters ended		Years ended
	December 31		December 31
	2016	2015	2016	2015
Loss before income taxes	$(3,227)	$(5,596)	$(17,092)	$(21,348)
Depreciation and amortization	741	560	2,541	1,693
Stock-based compensation	237	635	1,067	1,188
Funding interest expense	1,593	1,222	6,120	3,468
Corporate interest expense	1,555	1,576	6,260	6,259
Unrealized foreign exchange loss	152	250	(217)	1,143
One-time expenses	-	-	1,506	-
Unrealized loss (gain) on derivative liability	8	(106)	(90)	(106)
Adjusted EBITDA	1,059	(1,459)	95	(7,704)

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Management’s Discussion and Analysis

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and non-recurring non-operating expenses.

The following table presents a reconciliation of adjusted net income (loss) to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)

	Quarters ended		Years ended
	December 31		December 31
	2016	2015	2016	2015
Loss before income taxes	$(3,227)	$(5,596)	$(17,092)	$(21,348)
Stock-based compensation	237	635	1,067	1,188
Unrealized foreign exchange (gain) loss	152	250	(217)	1,143
Unrealized loss (gain) on derivative liability	8	(106)	(90)	(106)
One-time expenses	-	-	1,506	-
Adjusted net loss	(2,830)	(4,818)	(14,826)	(19,123)

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is calculated as excluding net cash used in loans investment from net cash used in operating activities. We consider cash provided by (used in) operating activities before investment in gross loans receivable to be a useful measure for understanding the cash flow used in our operations excluding our investment in loans receivable on our balance sheet. Specifically, as we continue to grow our loan receivables we expect to continue to invest significant capital in this asset on our balance sheet. However, we think it is also important for investors to understand and track the point at which our operations (excluding this investment) are generating positive cash flow so that we will be required to draw less cash from our credit facilities and cash balances to fund this investment. See “Caution Regarding Forward-Looking Statements”.

The following table presents a reconciliation of cash provided by (used in) operating activities before investment in gross loans receivable, the most comparable IFRS financial measure for each of the period indicated:

($000s, except percentages)

	Quarters ended		Years ended
	December 31		December 31
	2016	2015	2016	2015
Net cash used in operating activities	$(1,218)	$(17,603)	$(12,720)	$(56,968)
Increase in loans receivable	(2,322)	(17,586)	(17,095)	(57,102)
Cash provided by (used in) operations before investment in loans receivable	1,104	(17)	4,375	134

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Management’s Discussion and Analysis

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of the current period’s charge-off, net of recoveries, divided by average gross loans receivable in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a reconciliation of charge-off rate to gross loans receivable, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)

	Quarters ended		Years ended
	December 31		December 31
	2016	2015	2016	2015
Charge-off net of recoveries	$3,719	$2,927	$14,939	$10,198
Gross loans receivable - opening balance	70,988	53,920	68,335	22,262
Gross loans receivable - ending balance	69,186	68,335	69,186	68,335
Simple average of the Gross loans receivable - opening/ending balance	70,087	61,128	68,761	45,299
Charge-off rate (annualized)	21%	19%	22%	23%

Average Revenue per Member

Average revenue per member (ARPM) is a non-IFRS financial measure that we calculate ARPM as the total revenue divided by the average number of Mogo members in the period. ARPM measures the revenue that each Mogo members contributed during the reported period. We believe the ARPM is one of the key drivers of the Company’s future performance. Our goal is to continue to launch new products as we build our digital financial platform, to grow and monetize member base.

The following table presents a reconciliation of average revenue per member to revenue, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except Mogo members and ARPM)

	Quarters ended		Years ended
	December 31		December 31
	2016	2015	2016	2015
Revenue	$11,827	$12,509	$49,870	$43,532
Number of Mogo members – opening (000s)	292	158	186	76
Number of Mogo members – ending (000s)	348	186	348	186
Simple average of numbers of Mogo Members (000s)	320	172	267	131
Average revenue per member (ARPM in $)	$37	$73	$187	$332

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and notes. These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

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Management’s Discussion and Analysis

These estimates and assumptions are reviewed periodically and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the Consolidated Statement of Comprehensive Loss in the period of the change and in any future periods affected.

The areas where judgments, estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include share-based payments, as described above, and the following:

Loans receivable

Loans receivable are stated after evaluation as to their collectability and an appropriate allowance for loan losses is provided where considered necessary. The Company has determined the likely impairment loss on loans receivable which have not maintained the loan repayments in accordance with the loan contract or where there is other evidence of potential impairment. The methodology and assumptions used in setting the loan allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Our provision for loan losses included in the allowance consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where we operate and generate taxable income.

Deferred income tax assets and liabilities are recorded for the temporary differences between transactions that have been included in the financial statements or income tax returns. Deferred income taxes are provided for using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities and for certain carry-forward items.

Deferred income tax assets are recognized only to the extent that, in the opinion of management, it is probable that the deferred income tax assets will be realized.

The recognition of deferred tax assets requires that we assess future taxable income available to utilize deferred tax assets related to deductible or taxable temporary differences. We consider the nature and carry-forward period of deferred tax assets, our recent earnings history and forecast of future earnings in performing this assessment. The actual deferred tax assets realized may differ from the amount recorded due to factors having a negative impact on our operating results and lower future taxable income.

Investment tax credits recoverable

The recognition of investment tax credits recoverable requires that we assess future tax payable available to utilize the investment tax credits. We consider the carry-forward period of the investment tax credits, our recent earnings history and forecast of future earnings in performing this assessment. We determine the value of effort expended towards research and development projects that qualify for investment tax credits and calculate the estimated recoverable to be recognized. The allocation of direct salaries to qualifying projects is derived from time records and assessment by management. The actual investment tax credits claimed and realized may differ from the estimate based on the final tax returns and review by tax authorities.

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Management’s Discussion and Analysis

Fair value of share-based payments

We use the Black-Scholes valuation model to determine the fair value of equity settled stock options and warrants that are treated as derivative liabilities. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

Financial Instruments and Other Instruments

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Contingencies

The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, financial performance or cash flows. See “Caution Regarding Forward-Looking Statements”.

The Company has indemnified its directors and officers and particular employees in accordance with the Company’s policies. The Company maintains insurance policies that may provide coverage against certain claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than operating leases that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2016 or later periods that the Company has decided not to early adopt, and which management has not yet assessed the impact. The new IFRS standards not yet applied include:

IFRS 9, Financial Instruments, is part of the IASB's wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition.

The Company is currently analyzing the requirements under IFRS 9 in order to define accounting policy, data and system requirements and develop an appropriate governance framework.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various IFRIC and SIC interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

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Management’s Discussion and Analysis

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

IFRS 16 - Leases replaces IAS 17 - Leases and requires lessees to account for leases on balance sheet by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

Amendments to IFRS 2, Share-based Payment, were issued in June 2016 and are effective for the Company beginning on January 1, 2018. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions. The Company is assessing the impact of this amendment on its financial statements.

Accounting standards and amendments adopted

We adopted the following new accounting standards and amendments; they are effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

Amendments to IAS 1, Presentation of Financial Statements. In December 2014, the IASB issued an amendment to this standard to provide guidance on the application of professional judgement in determining what information to disclose and how to structure it in the financial statements.

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods is inappropriate.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

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Management’s Discussion and Analysis

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at December 31, 2016, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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